Exhibit 12.1

Computation of Ratio of Debt-to-Equity

(Dollars in Thousands)	At December 31, 2017
Repurchase agreements and other advances	$6,614,701
Obligation to return securities obtained as collateral, at fair value	504,062
Securitized debt	363,944
Senior Notes	96,773
Total Debt	$7,579,480

Stockholders' Equity	$3,261,636

Ratio of Debt-to-Equity	2.3	:1
Debt-to-Equity Multiple	2.3	x